August 18, 2025

Oguz Alper   ktem
Chief Executive Officer
Marti Technologies, Inc.
Buyukdere Cd. No: 237
Maslak, 34485
Sariyer/Istanbul, T  rkiye

        Re: Marti Technologies, Inc.
            Registration Statement on Form F-3
            Filed August 11, 2025
            File No. 333-289486
Dear Oguz Alper   ktem:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Mayme Donohue